Exhibit 99.1

FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Reports Fourth Quarter 2014 Production and Outlines 2015 Guidance

Toronto, Ontario (January 22, 2015) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported fourth quarter and annual 2014 production. The Company also provided 2015 production and operating guidance.

Fourth Quarter and Full Year 2014 Operating Results

Gold Production

“2014 was a challenging year as we transitioned between high grade ore bodies at the Mulatos mine. We completed the transition to underground mining at San Carlos in the third quarter; however, a slower than anticipated commissioning of the upgraded mill circuit impacted high grade gold production in the fourth quarter. Additionally, given the severe rainy season which stretched into the fourth quarter, we were unable to process all of the deferred leach pad production from the third quarter, and expect to recover the remaining ounces in the first quarter of 2015. Combined with lower mill production, 2014 production of 140,500 ounces was below our expectations and guidance”, said John A. McCluskey, President and Chief Executive Officer.

“The open pit, heap leach operation, the main driver of production at Mulatos, continues to perform well and we expect improving results from the high grade mill in 2015. We remain focused on advancing our development pipeline which we expect to start contributing low cost production growth in the latter part of 2016. With approximately $360 million in cash and no debt, our balance sheet remains one of our greatest assets”, Mr. McCluskey added.

In the fourth quarter of 2014, the Mulatos mine (“Mulatos”) produced 42,500 ounces of gold, bringing full year production to 140,500 ounces. Total cash costs for the full year 2014 have not been finalized, but are expected to be within the guidance range of $700 and $740 per ounce of gold sold.

Open pit, heap leach operations at Mulatos continue to meet expectations and remain the driver of the operation contributing over 90% of production in 2014. Grades stacked were above budget for both the quarter and full year and helped offset lower than planned mill production.

Mill throughput was lower than budgeted through the first half of the fourth quarter reflecting delays in the receipt of certain components required to process the high grade San Carlos ore. The components were received and installed mid-November and the mill operated at targeted throughput rates through the end of December; however, recoveries have been below expectations of 75%. Two factors have contributed to the lower recoveries: the current grind size of the San Carlos ore is larger than required to achieve design recoveries, and concentrate processing has been limited by capacity constraints at the intensive leach reactor (“ILR”). Efforts are currently underway to reduce the grind size, including the installation of finer screens and scaling back mill throughput. Additionally, a second ILR is expected to be installed by the end of February to alleviate the bottleneck in concentrate processing capacity.

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Based on the current configuration, the Company expects recoveries of 60%. The Company continues to optimize the circuit in an effort to further improve recoveries and achieve targeted recoveries of 75%. Additional processing equipment may be required in order for budgeted recoveries to be achieved, the timing and costs of which are currently being evaluated. The grade of the crushed ore stacked on the leach pad in the fourth quarter of 2014 was 0.90 grams per tonne of gold (“g/t Au”), once again above the Company’s full year budgeted grade of 0.85 g/t Au. For the full year 2014, the grade of crushed ore stacked on the leach pad was 0.98 g/t Au, also above the full year budget. The grade of ore milled from the San Carlos high-grade zone in the fourth quarter of 2014 was 8.02 g/t Au.

The recovery ratio in the fourth quarter was 74% and averaged 65% for 2014. This was below the Company’s annual budget of 75% reflecting a lower than budgeted contribution of higher recovery mill production and lower than expected recoveries from the mill and leach pad in the fourth quarter. While the recovery ratio from the leach pad rebounded in the fourth quarter, it was lower than anticipated as the Company was unable to recover all of the deferred production from the third quarter by the end of 2014. As a result, some of the deferred production will be recovered in the first quarter of 2015 as the solution inventory is drawn down to normal levels. Additionally, the Company had approximately 1,000 ounces contained in concentrate from the mill at the end of 2014 which will be recovered in the first quarter of 2015.

Total crusher throughput in the fourth quarter of 2014 averaged 18,300 tpd, above the annual budgeted rate of 17,700 tpd. For the full year 2014, crusher throughput averaged 17,200 tpd. During the fourth quarter of 2014, mill throughput averaged 430 tpd. Mill throughput was below expectations in the fourth quarter reflecting the above mentioned delays in the receipt of certain critical components and slower than anticipated commissioning.

Key operational metrics and production statistics for the fourth quarter and full year 2014 compared to the corresponding periods of 2013 are presented in Table 1 at the end of this press release.

Gold Sales

Alamos sold 38,400 ounces of gold in the fourth quarter of 2014 at an average realized gold price of $1,200 per ounce for quarterly revenues of $46.1 million, a 14% decrease from revenues of $53.8 million in the same period of 2013 reflecting a lower realized gold price and fewer ounces sold. For 2014, the Company sold 134,600 ounces of gold at a realized price of $1,263 per ounce. Annual revenues of $169.9 million were 40% lower than revenues of $282.2 million in 2013 reflecting the decrease in the gold price during 2014 and fewer ounces sold.

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2015 Guidance

The Company anticipates producing between 150,000 and 170,000 ounces of gold in 2015 at cash operating costs of approximately $800 per ounce of gold sold, excluding royalties. Including royalties (5% + 0.5%2), and assuming a $1,200 gold price, total cash costs are expected to be approximately $865 per ounce of gold sold and all-in sustaining costs are expected to be approximately $1,100 per ounce of gold sold.

The following table outlines Alamos’ 2015 production forecast and operating cost estimates:

2015 Guidance
Gold Production (ounces)	150,000 – 170,000
Cash operating cost per ounce[1]	$ 800
Total cash cost per ounce[1,2]	$ 865
All-in sustaining cost per ounce[1,2]	$1,100

(1)	Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description of these measures.
(2)	With the Mexican tax reform effective January 1, 2014, the 0.5% extraordinary mining royalty calculated based on revenues is now incorporated into total cash cost and all-in sustaining cost per ounce guidance. This is in addition to the existing 5% third party royalty at Mulatos. The 7.5% special mining tax that became effective January 1, 2014 is calculated based on earnings before interest, taxes, depreciation and amortization and will be classified as an income tax and is therefore not included in the metrics referenced above.

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The 2015 production forecast and operating cost estimates are based on the following assumptions:

	2015 Operating Assumptions
Combined gold recovery	74%
Heap leach ore recovery Mill ore ultimate recovery	73 75	% %

Throughput – Combined (tpd)	17,850
Throughput – Heap leach ore (tpd)	17,300
Throughput – Mill (tpd)	550

Average grade: Heap leach ore[1]	0.80 g/t Au
Average grade: Mill ore	9.5 g/t Au

Waste-to-ore ratio	1.27:1

Mexican peso: United States dollar foreign exchange rate	14.5:1	[2]

(1)	The 2015 budgeted heap leach average grade of 0.80 g/t Au incorporates a 6% positive grade reconciliation relative to the block model. Through the end of 2014, Mulatos has realized an average 12% positive grade reconciliation over its life of mine.
(2)	The Company has entered into foreign exchange transactions representing approximately 25% of its operating costs (70% of its Mexican peso-denominated costs) ensuring a minimum MXN/USD foreign exchange rate of 14.3:1 and allowing the Company to participate in weakness in the MXN/USD up to a rate of 15.5:1.

The Company expects these parameters to fluctuate during 2015. Accordingly, they should be treated as full-year average estimates that will not necessarily reflect quarterly operating results.

The Company is expecting higher production in 2015 relative to 2014 primarily reflecting a full year of high grade mill production from the San Carlos underground deposit. Underground mining at San Carlos will be conducted in a higher grade portion of the ore body resulting in the budgeted grade for the high grade mill feed for 2015 of 9.5 g/t Au being above the current mineral reserve grade of 7.0 g/t Au. Combined with the 2015 planned mill throughput of 550 tpd being more than double the 2014 rate, the Company expects stronger high grade mill production. While the Company is in the process of optimizing the high grade mill, both throughput and recoveries are expected to be below budgeted levels. The Company remains confident that it can achieve its full year high grade production target.

Higher mill production in 2015 is expected to be offset by lower budgeted grades to be stacked on the heap leach pad of 0.80 g/t Au. This is slightly below the 0.85 g/t Au budgeted in 2014 and well below the realized grade of 0.98 g/t Au as the Company benefited from a positive grade reconciliation compared to the block model. Since the start of production at Mulatos in 2006, the mine has consistently delivered positive grade reconciliation in each of its nine years, averaging 12% over the life of mine. Reflecting this track record, the Company has incorporated a 6% positive grade reconciliation into its 2015 guidance. This is conservative relative to the life of mine average but may provide more accurate guidance with respect to the realized heap leach grade going forward.

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The higher cash operating cost guidance for 2015 compared to 2014 is attributable to three factors: a lower budgeted grade for the ore stacked on the leach pad of 0.80 g/t Au in 2015; a higher waste-to-ore ratio; and increased haul distances as the El Victor and San Carlos pits become meaningful contributors of open pit, heap leach production.

As part of the long term mine plan, the Company will be working through a higher strip and lower open pit grade portion of the deposit in 2015. The 2015 budgeted strip ratio of 1.27:1 is up significantly from 2014 but is expected to decrease to the current remaining life of mine strip ratio 1.04:1 in 2016. The budgeted heap leach grade of 0.80 g/t Au is also down from 2014 but is expected to improve in 2016 to approach the current mineral reserve grade of 0.93 g/t Au.

The El Victor and San Carlos open pits are meaningful contributors of heap leach production in 2015. These two open pits are expected to supply approximately 25% of throughput to the leach pad in 2015 and will result in increased haulage costs as El Victor and San Carlos are located approximately 4 and 7 kilometres (“km”) respectively from the crushing circuit. The haul distance from the Mulatos pit, which supplied virtually all of the heap leach ore in 2014, and is expected to supply approximately 75% in 2015, is approximately 3 km from the crushing circuit.

The Company expects to continue generating sufficient cash flow to fund its sustaining and development capital spending and exploration budget at Mulatos in 2015 at a $1,200 per ounce gold price. The Company remains focused on the long term viability of the operation and will not pursue avenues of short term profitability at the expense of its longer term economics. As such, costs are expected to rise in the near term though are expected to improve as grades increase and the strip ratio normalizes to life of mine levels beyond 2015.

Mulatos will be further bolstered by the development of the Cerro Pelon and La Yaqui satellite deposits, the latter of which is expected to start contributing low cost production growth in the fourth quarter of 2016. With Cerro Pelon and La Yaqui averaging double the 2015 budgeted grade, these deposits are expected to both increase production and drive costs substantially lower.

“The open pit, heap leach portion of Mulatos continues to perform well, a reflection of our ongoing focus on optimizing all aspects of the operation. We are sequencing through a lower grade period of the long term mine plan in 2015 but expect grades and costs to improve beyond 2015. This will be further complemented by low cost production growth from our higher grade satellite deposits. As we work through the commissioning issues at the upgraded high grade milling circuit, we expect to see improving recoveries and production in 2015,” said Manley Guarducci, Vice President and Chief Operating Officer.

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2015 Global Operating and Development Budget

The 2015 Mulatos operating and development capital budget is $40.6 million and includes $12.5 million of sustaining capital. The 2015 development capital budgets for Esperanza and Turkey are $9.8 million and $3.9 million respectively. Details are as follows:

Global	2015 Budget (millions)
Cerro Pelon and La Yaqui development	$7.6
San Carlos underground development	$7.1
San Carlos and El Victor open pit pre-strip	$3.7
Other development	$9.7

Total Development – Mulatos	$28.1
Total Sustaining – Mulatos	$12.5

Total Sustaining and Development Capital – Mulatos	$40.6

Total Development – Esperanza	$9.8

Total Development – Turkey	$3.9

Total Operating and Development Capital – Global	$54.3

Mulatos

Development spending at Mulatos in 2015 will be focused on further underground development of San Carlos, pre-stripping of the El Victor and San Carlos open pits and exploration and development of the Cerro Pelon and La Yaqui satellite deposits. At San Carlos, $7.1 million has been budgeted for underground development to support high grade mill production. A further $3.7 million has been budgeted for the pre-strip of the El Victor and San Carlos open pits which will account for approximately 25% of the open pit, heap leach ore feed in 2015. Approximately $7.6 million has been budgeted to advance the Cerro Pelon and La Yaqui projects.

Sustaining capital of $12.5 million has been budgeted for 2015. This is down slightly from 2014 and is expected to remain at similar levels going forward.

Esperanza

Development spending at Esperanza in 2015 of approximately $9.8 million (which includes $2.0 million of exploration spending) will be focused on ongoing baseline work required for the resubmission of an Environmental Impact Assessment (“EIA”) report and an internal feasibility study to further support development of the project. A significant portion of the 2014 budget was not spent and has rolled over into 2015. The Company expects to submit the EIA by mid-2015.

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2015 Ağı Dağı, Kirazlı and Çamyurt (Turkey) Exploration and Development Budget

In Turkey, the 2015 budget is $3.9 million which includes spending associated with permitting, community and government relations and general administration only.

The Company continues to await a ruling from the Turkish High Administrative Court on the Ministry of Environment and Urbanization (the “Ministry”) and the Company’s appeal of the Çanakkale Administrative Court’s cancellation of the Ministry’s EIA approval in relation to the Kirazlı main project due to the lack of cumulative impact assessment (“CIA”). The appeal decision remains pending, but is expected to be finalized within three to four months. In order to address the CIA requirements and concerns of the Court, the Company has prepared and submitted a CIA assessment for the Kirazlı project, which has been approved by the Ministry and submitted to the High Court.

Earlier this month, the Çanakkale Administrative Court in Turkey granted an injunction order against the Ministry’s approval of the EIA for the Company’s Ağı Dağı project. Similar to Kirazlı, the basis for the injunction related to a lack of a CIA. The Ministry is expected to defend any challenges against its approval of the EIA. In parallel, the Company has completed a CIA for Ağı Dağı which will be submitted to the Ministry. With development of Kirazlı planned first, the Company does not expect the injunction to impact the development timeline for Ağı Dağı.

Obtaining forestry and operating permits are the next steps in the permitting process. The Company remains confident that these permits will be granted. However, legal challenges have increased uncertainty of the expected timing for receipt of these permits. A full development budget for Kirazlı and Ağı Dağı will be re-initiated once the required permits are received. The capital spending budget for these projects is not expected to differ materially from the June 2012 preliminary feasibility study. The Company is however in the process of evaluating the impact of recent forestry fee increases, tax incentive availability changes and the devaluation of the Turkish Lira on the operating costs and overall economics of its projects. The Company expects first gold production from Kirazlı within 18 months of receipt of the outstanding permits.

The Company expects to capitalize most costs associated with the development of its Turkish assets during 2015.

2015 Exploration Budget

The 2015 exploration budget is $24.8 million of which approximately 35% will be expensed, and includes approximately $2.0 million of administrative costs. The majority of the 2015 exploration budget will be spent at Mulatos with details as follows:

Mulatos

Exploration spending at Mulatos in 2015 is expected to be $17.4 million, of which the majority will be capitalized. The bulk of this will be spent at San Carlos, Puerto del Aire, El Victor and at the Cerro Pelon and La Yaqui satellite deposits. The $5.7 million budgeted at San Carlos will be spent in a phased approach focused on tight infill drilling immediately ahead of underground mining operations to support planning, and infill drilling of the central and eastern sections of the deposit to upgrade those portions. At Cerro Pelon and La Yaqui, $5.3 million has been budgeted with a mix of infill and expansion drilling planned at both deposits.

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A minimum of 60,755 metres (“m”) of reverse-circulation (“RC”), directional drilling, core, and underground core drilling is planned at Mulatos in 2015, focusing on the following targets:

•	San Carlos – 20,050 m

•	Puerto del Aire – 10,500 m

•	El Victor – 10,450 m

•	Cerro Pelon – 11,550 m

•	La Yaqui – 8,205 m

Quartz Mountain (United States)

The Company’s 2015 exploration budget for its Quartz Mountain Property in Oregon is $4.7 million which will be expensed.

Exploration activities will be largely focused on completing the Company’s initial 8,000 metre exploration program on the project which began in November 2014. The program is comprised of drilling designed to test the geological model and commence validating the existing resources.

Qualified Person

The Company’s exploration programs are being reviewed by its Director of Exploration and Corporate Development, Aoife McGrath, M.Sc., M.AIG., who is a Qualified Person within the meaning of National Instrument (“NI”) 43-101 of the Canadian Securities Regulators, and she has reviewed the contents of this news release. Work programs in Mexico and Turkey are supervised by Aoife McGrath, M.Sc., M.AIG. and directed in the field by Alamos’ Exploration Manager Ms. Mehtap Ozcan. In the USA, work programs are supervised and directed by Bruno Barde, M.Sc., P.Geo., Alamos’ Regional Chief Geologist (USA), a Qualified Person as defined by NI 43-101 of the Canadian Securities Administrators.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. Alamos has approximately $360 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of December 31, 2014, Alamos had 127,357,486 common shares outstanding (139,279,652 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

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Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

In conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company adopted an “all-in sustaining cost per ounce” non-GAAP performance measure in 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

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Table 1: Production Summary & Statistics(1)

Production summary	Q4 2014	Q4 2013	2014	2013
Ounces produced (1)	42,500	39,000	140,500	190,000
Crushed ore stacked on leach pad (tonnes) (2)	1,647,000	1,598,600	6,206,000	6,329,000
Grade (g/t Au)	0.90	0.96	0.98	1.07

Contained ounces stacked	47,700	49,300	196,000	218,500
Crushed ore milled (tonnes)	39,300	50,800	88,700	189,300
Grade (g/t Au)	8.02	3.46	6.52	6.84

Contained ounces milled	10,100	5,700	18,600	41,600
Recovery ratio (ratio of total ounces produced to contained ounces stacked and milled)	74%	71%	65%	73%
Total ore mined (tonnes) (3)	1,730,000	1,843,000	7,296,000	7,029,000
Waste mined (tonnes)	1,054,000	784,000	4,588,000	3,385,000

Total mined (tonnes)	2,784,000	2,627,000	11,884,000	10,414,000
Waste-to-ore ratio	0.61	0.43	0.63	0.48
Ore crushed per day (tonnes) – combined	18,300	17,900	17,200	17,900

(1)	Reported gold production for Q4 2013 and YTD 2013 has been adjusted to reflect final refinery settlement. Reported gold production for Q4 2014 and YTD 2014 is subject to final refinery settlement and may be adjusted.
(2)	Excludes mill tailings stacked on the heap leach pad during the period, which are included within the number of tonnes of crushed ore milled.
(3)	Includes ore stockpiled during the period.

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